SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For September 1, 2005
---------------------


                      BONSO ELECTRONICS INTERNATIONAL INC.
                      ------------------------------------
                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11/F., Star House 3 Salisbury Road,
                         Tsimshatsui Kowloon, Hong Kong
                         ------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                     Form 20-F [X]             Form 40-F [ ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                     Yes [ ]                   No [X]

          Bonso Electronics Reports Mixed Results for the First Quarter


HONG KONG, Aug. 22 /Xinhua-PRNewswire-FirstCall/ -- Bonso Electronics International Inc, (Nasdaq: BNSO - News) a designer and manufacturer of sensor based and communications products, today announced financial results for the first quarter ended 30 June 2005.

The company reported sales of $18,150,000 and net earnings of $647,000 or 12 cents per share (diluted) for the three months period ended 30 June 2005. This represents an increase of 0.6 % in sales and a decrease of 6.6 % in net income as compared to sales of $18,041,000 and net income of $693,000 or 12 cents per share (diluted) posted during the same period last year.

Sensor based product sales surpassed last year's volume but telecommunication product sales were down approximately 2% from last year's first quarter. We anticipate that telecommunications product sales will continue to be soft in the short-term future.

Our gross profit margin reduced 0.3 percent based on increases in material and labor costs and operation expense levels increased approximately 4 percent primarily as a result of expansion of the branded sales operations in North America. The result was that net income dropped approximately $46,000 from last year's first quarter.

George O'Leary, President and Chief Executive Officer said "Going forward, our primary focus will be on doing more for our existing customers and to show greater initiative in proposing solutions to new potential customers in our niche markets of sensor based and telecommunication products. We have developed several new sensor based products that are being well received by new potential OEM customers and have also expanded our branded product offerings in both North America and Europe "We intend to continue to make efforts to continue the progress we have made in strengthening our Balance Sheet. Our cash position at the end of the quarter was $9.7 million, or approximately $1.74 per share".

On July 18, we announced a $0.10 per common share cash dividend. Based on the closing price on July 15 2005 ($5.67 per share), the forthcoming dividend would represent an annual yield of approximately 1.8 %. The Board of Directors feels this is an appropriate reward to loyal shareholders. I am pleased with our cash position and we believe our financial resources continue to permit the payment of dividends while meeting our other financial requirements.

Mr. O'Leary further stated "As our first quarter results have demonstrated, we are committed to keeping one eye on the future and one eye on the bottom line; as we continue to pursue planned profitable growth".

About Bonso Electronics

Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at www.bonso.com.

The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.



    For more information please contact:

     In US
     George O'Leary
     Tel: +1-949-760-9611
     Fax: +1-949-760-9607

     In Hong Kong
     Cathy Pang
     Tel: +852-2605-5822
     Fax: +852-2691-1724

                      BONSO ELECTRONICS INTERNATIONAL INC.
                          CONSOLIDATED INCOME STATEMENT
                         (In Thousands of U.S. Dollars)
                                    Unaudited

                                                    Three months ended June 30
                                                       2005             2004
                                                    ----------       ----------


Net sales                                               18,150           18,041
Cost of sales                                          (14,540)         (14,421)
                                                    ----------       ----------
Gross margin                                             3,610            3,620

Selling expenses                                           615              699
Salaries and related costs                               1,368            1,252
Research and development expenses                          108               90
Administration and general expenses                        740              673
Amortization of brand name and
 goodwill                                                   50               53

                                                    ----------       ----------
Income from operations                                     728              854
Interest Income                                             55               43
Interest Expenses                                         (137)            (207)
Foreign exchange gains/(losses)                            (37)             (51)
Other income                                                83               40

                                                    ----------       ----------
Income before income taxes & Minority
 Interest                                                  692              679
Income tax benefit/(expense)                               (45)             (10)
Net Income before  Minority Interest                       647              669
Minority Interest                                         --                 24
Net income                                                 647              693


Earnings per share
 Diluted                                                  0.12             0.12
Adjusted weighted average shares                     5,577,639        5,825,287

                      BONSO ELECTRONICS INTERNATIONAL INC.
                           CONSOLIDATED BALANCE SHEET
                                (In U.S. Dollars)
                                    Unaudited

                                                        June 30        March 31
                                                          2005           2005
                                                       ----------     ----------

Assets

Current assets
 Cash and cash equivalents                              9,731,619      9,707,588
 Restricted cash deposits                                   4,785          4,848
 Trade receivables, net                                12,732,914     10,585,968
 Inventories, net                                      14,214,064     11,402,239
 Tax recoverable                                          578,941        486,618
 Deferred income tax assets - current                      52,057         52,057
 Other receivables, deposits and prepayments            1,230,610      1,450,322
                                                       ----------     ----------
 Total current assets                                  38,544,990     33,689,640
                                                       ----------     ----------

Deposits                                                   72,789         72,789
Long term investment                                      500,000        500,000
Deferred income tax assets - non current                   46,797         46,849
Goodwill                                                1,100,962      1,100,962
Brand name, net                                         2,147,392      2,197,392
Other intangible, net                                     539,751        543,138
Net property plant & equipment                         13,539,269     14,311,986

 Total assets                                          56,491,950     52,462,756


Liabilities and shareholders' equity

Current liabilities
 Bank overdraft                                           236,619        281,085
 Notes payable                                          3,898,921      3,744,726
 Accounts payable                                      10,712,557      6,938,578
 Accrued charges and deposits                           1,972,042      1,978,222
 Short-term loans                                       4,643,619      4,742,685
 Current portion of long-term debt
  and capital lease obligations                           425,748        425,748

                                                       ----------     ----------
 Total current liabilities                             21,889,506     18,111,044
                                                       ----------     ----------

Long-term debt and capital lease
 obligations net of current maturities                    139,323        375,874


Deferred income tax                                        43,967         43,856


Shareholders' equity
 Common stock par value $0.003 per share
  - authorized shares - 23,333,334
  - issued and outstanding shares:
     2005-5,577,639;
     30 June 2005-5,577,639                                16,729         16,729
 Additional paid-in capital                            21,764,788     21,764,788
 Retained earnings                                     11,954,391     11,307,642
 Accumulated other comprehensive income                   683,246        842,823

                                                       ----------     ----------
                                                       34,419,154     33,931,982
                                                       ----------     ----------

Total liabilities and shareholders' equity             56,491,950     52,462,756

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           BONSO ELECTRONICS INTERNATIONAL, INC.

                                           By: /s/ George O'Leary
                                           ----------------------
                                           George O'Leary, President and
                                           Chief Executive Officer